UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TEL Offshore Trust
(Name of Issuer)

Units of Beneficial Interest
(Title of Class of Securities)

872 382 106
(CUSIP Number)

Roy T. Rimmer, Jr., President
RNR Production Land and Cattle Company, Inc.
14531 Hwy 377 South
Fort Worth, TX 76126
(817) 437-2599

Mark Lehman
Parsons, Behle & Latimer
201 South Main Street, Ste 1800
Salt Lake City, UT 84111
(801) 536-6667
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 22, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872 382 106	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RNR Production Land and Cattle Company, Inc. 26-3953867
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 730,265Units
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 730,265 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,265 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

•	Based on, 4,751,510 Units of Beneficial Interest in TEL Offshore Trust outstanding as of April 1, 2013.

CUSIP No. 872 382 106	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roy T. Rimmer, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 730,265 Units
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 730,265 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,265 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

•	Based on, 4,751,510 Units of Beneficial Interest in TEL Offshore Trust outstanding as of April 1, 2013.

CUSIP No. 872 382 106	13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nancy Rimmer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 659,900 Units
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 659,900Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 659,900 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

•	Based on, 4,751,510 Units of Beneficial Interest in TEL Offshore Trust outstanding as of April 1, 2013.

CUSIP No. 872 382 106	13D	Page 5 of 6 Pages

Amendment No. 4 to Schedule 13D

This Amendment No.5 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by RNR Production Land and Cattle Company, Inc. (“RNR”), Roy T. Rimmer, Jr., and Nancy Rimmer (RNR together with Roy T. Rimmer, Jr. and Nancy Rimmer the “Reporting Parties”).  Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 3.                      Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

RNR used a total of $1,529,525 of its cash on hand in order to acquire the 730,265 Units of the Issuer.

Item 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)           The Reporting Parties may be deemed to share beneficial ownership of the 730,265 Units of the Issuer, representing approximately 15.4% of the issuer’s Units outstanding as of April 1, 2013.

(b)           The Reporting Parties may be deemed to share the power to vote or direct the vote of, or to dispose or direct the disposition of, all of the 730,265 Units.

(c)           During the last sixty days, RNR made the following purchases (all for cash) of Units in open market transactions in the over-the-counter market:

Date	No. of Units	Price per Unit

4/4/2013	13,000	2.01
4/8/2013	15,900	2.05
4/12/2013	28,309	2.09
4/15/2013	24,649	2.12
4/19/2013	2,100	2.10
4/23/2013	500	2.24
4/25/2013	1,500	2.10
4/29/2013	51,083	2.22
4/30/2013	10	2.25
5/1/2013	204	2.21
5/2/2013	1,000	2.30
5/3/2013	16,248	2.70
5/4/2013	5,500	2.81
5/7/2013	8,021	3.00
5/14/2013	6,600	3.20
5/16/2013	4,500	3.71
5/21/2013	18,400	3.95
5/22/2013	12,557	3.92
5/23/2013	20,001	3.95
5/24/2013	286	3.98
5/28/2013	1,088	4.00
5/29/2013	200	4.10

(d) – (e) Not applicable

CUSIP No. 872 382 106	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RNR Production Land and Cattle Company, Inc.

Date: June 4, 2013	By:	/s/ Roy T. Rimmer, Jr.
Roy T. Rimmer, Jr., President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2013	By:	/s/ Roy T. Rimmer, Jr.
Roy T. Rimmer, Jr., President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2013	By:	/s/ Nancy Rimmer
Nancy Rimmer